Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is a letter from Towers Watson & Co. (“Towers Watson”) to its stockholders regarding the proposed merger of Towers Watson and Willis Group Holdings plc. Towers Watson made the letter available to its stockholders on October 21, 2015.

901 North Glebe Road Arlington, VA 22203	T +1 703 258 8000 F +1 703 258 8585

towerswatson.com

PLEASE VOTE THE ENCLOSED PROXY CARD TODAY!

October 21, 2015

Dear Fellow Stockholder,

As a Towers Watson stockholder, you are being asked to vote at a Special Meeting of Stockholders to be held on November 18, 2015, to approve our merger of equals (“MOE”) with Willis Group Holdings (“Willis”) to create Willis Towers Watson, a leading integrated global advisory, broking and solutions firm. We recently sent you proxy material with regard to the November 18 Special Meeting of Stockholders.

WE URGE YOU TO VOTE “FOR” THE MERGER EXPECTED TO CREATE

APPROXIMATELY $4.7 BILLION IN INCREMENTAL VALUE FOR STOCKHOLDERS

The Towers Watson Board believes the Willis/Towers Watson merger is in the best interest of all stockholders and unanimously recommends that you vote “FOR” the approval and adoption of the Merger Agreement and related proposals on the enclosed proxy card TODAY to ensure your vote is counted.

The Towers Watson Board has carefully evaluated and analyzed this strategic transaction, which brings together two highly complementary advisory, broking and solutions businesses to deliver tangible stockholder value. The merger with Willis builds on our track record of successfully integrating transactions, over-delivering on synergies and creating stockholder value, as demonstrated by the MOE between Towers Perrin and Watson Wyatt.

This transaction is consistent with our long-term growth strategy, creating a powerful global platform that will allow us to offer clients more comprehensive advice, analytics, specialty capabilities and solutions worldwide. As a global leader with enhanced scale advantages, we will be positioned to compete successfully, significantly accelerate our growth trajectory and deliver approximately $4.7 billion in total incremental value as a result of:

•	Substantial revenue and earnings growth through expanded client reach and increased market penetration;

•	Clearly identified, highly achievable cost synergies in addition to cost savings already announced as part of Willis’ Operational Improvement Program; and

•	A more efficient tax profile for Towers Watson, including an expected effective tax rate in the mid-20% range – compared to the current tax rate in the mid-30% range – saving approximately $75 million annually within two years.

Due to the nature of both the Towers Watson and Willis businesses, in which human capital and client relationships are critically important, the Towers Watson Board determined that a MOE structure was the best way to bring the two companies together in order to preserve these critical assets and maximize value creation potential.

Since announcing the merger on June 30, our management team has engaged in a robust and ongoing dialogue with many of our stockholders about these value catalysts. As the Special Meeting approaches, we want to ensure that all stockholders have the opportunity to make a fully informed voting decision.

WILLIS TOWERS WATSON: A POWERFUL PLATFORM TO DELIVER PROFITABLE GROWTH AND SIGNIFICANT STOCKHOLDER VALUE

Accelerates Towers Watson’s Long-Term Growth Strategy

The merger with Willis accelerates our long-term strategic plan and positions the combined company to deliver an estimated $375-$675 million in incremental annual revenues by year three. Given the complementary nature of the two businesses, combining with Willis represents a truly unique opportunity to capture this incremental revenue that would not be available absent this transaction.

•	Expands Client Reach. Towers Watson will gain access to Willis’ leading global distribution network across more than 120 countries. In addition, this combination brings together Towers Watson’s deep penetration across large market clients – including relationships with over 800 Fortune 1000 companies – with Willis’ strong U.S. middle-market relationships.

The transaction will enable Towers Watson to enhance our growth across three key areas:

•	OneExchange. Willis’ middle-market relationships expand direct access to the addressable health benefits exchange market, supporting Towers Watson’s goal of capturing a 25% share of the growing active employee exchange market.

•	Large Market Property and Casualty (“P&C”) Brokerage. Towers Watson’s relationships with 80% of the companies in the large corporate market will facilitate the expansion of Willis’ market share within the $10+ billion U.S. large corporate P&C market.

•	Global Health and Group Benefits. Willis’ network provides opportunities to increase the global reach of Towers Watson’s health benefits offerings which are enabled by the Liazon platform.

•	Provides Strong Platform for Innovation. Beyond providing a platform to further distribute existing products, the merger creates a strong platform for future innovation, new product development and growth.

Clearly Identified and Highly Achievable Cost Synergies and Irish Domicile Tax Benefits

We expect this merger to materially increase Adjusted EBITDA and earnings growth through the realization of $100-$125 million in annual run-rate cost savings and efficiencies within three years, which are incremental to Willis’ previously announced Operational Improvement Program. Based on our proven track record of realizing synergies in other business combinations, we are confident in our ability to achieve these synergies. In addition to the highly achievable cost savings, the combined organization will maintain Willis’ Irish domicile, which is expected to lower our effective tax rate to the mid-20% range – compared to the current tax rate in the mid-30% range – saving approximately $75 million annually within two years.

Significantly Accretive to Adjusted EBITDA and Cash Net Income

The Board and management, with the support of independent advisors, reviewed these revenue opportunities, cost synergies and tax savings in conjunction with each company’s standalone forecasts for calendar years 2016-2018 and determined that the combined Willis Towers Watson is expected to have materially higher Adjusted EBITDA and Cash Net Income growth than standalone Towers Watson. Based on each company’s standalone forecasts and the identified synergies, the pro forma financial projections translate directly into projected Cash Net Income accretion to Towers Watson stockholders of over 25% for calendar year 2016, increasing to 45% for calendar year 2018.

TOWERS WATSON HAS A PROVEN TRACK RECORD OF M&A SUCCESS

Consistent with the MOE structure, the proven Board and management of Towers Watson will continue to play a critical role in the combined company. The Chief Executive Officer, Chief Financial Officer, most of the business leaders and independent directors will continue to have important roles with the combined company. The Board believes that this structure promotes effective integration and management of the two businesses.

The Towers Watson management team has a proven track record of delivering substantial stockholder value through transformative transactions, including the highly successful Towers Perrin/Watson Wyatt MOE in 2010. Since that time, Towers Watson’s share price has appreciated 140%, significantly outperforming the S&P 5001. The Towers Watson management team successfully realized the benefits of that MOE, including achieving $110 million in pretax annual cost synergies – $30 million in excess of the initially anticipated amount.

Given the ongoing leadership role of the Towers Watson team and its clear track record of superior execution, the Towers Watson Board has full confidence in management’s ability to successfully integrate the two organizations and realize the benefits of the merger. Our integration planning is already well underway, and we are very pleased with how the process is progressing.

Furthermore, Towers Watson has a long held pay-for-performance structure, including stock ownership requirements, closely linking executive compensation to stockholder value creation. The combined company will maintain the same steadfast commitment to align executive compensation with the interests of our stockholders.

RIGHT DEAL, RIGHT PARTNER, RIGHT TIME

The Towers Watson Board and management, with the support of independent advisors, have carefully evaluated and analyzed this transaction. This is the right deal, with the right partner, at the right time for Towers Watson and our stockholders.

•	A MOE is a Compelling Transaction Structure. A MOE provides the unique ability to leverage and enhance the strengths of both companies. As we combine Towers Watson and Willis, a MOE enables us to retain our most important assets – our people and our clients – mitigating a key risk of prior business combinations within the industry.

To be clear, this is NOT a sale transaction where the value proposition to stockholders is in the form of a premium at closing. As is characteristic of a MOE, neither company is being sold to the other. Through this merger, similar to the Towers Perrin/Watson Wyatt transaction, Towers Watson stockholders will benefit from their 49.9% ownership in a combined entity that is expected to deliver approximately $4.7 billion in incremental stockholder value.

•	Ideal Partner. Willis brings a truly complementary set of capabilities to Towers Watson. We pursued this transaction because of the significant upside potential the two companies can generate together. It is a natural extension of our current strategy that better positions Towers Watson to succeed.

Simply put, while we were confident in our plan as a standalone company, given the value we can create together, we believe the unique opportunity to partner with Willis is even more compelling.

[1]	Time period covering January 4, 2010 through October 16, 2015

•	Right Time. Towers Watson and Willis’ trajectories have progressed in tandem over the last several years. Towers Watson has expanded into products and solutions – traditionally Willis’ strengths. Willis has sought to provide more analytic capabilities – an area in which Towers Watson excels.

Today, as our respective businesses and the industries we serve have evolved, we have a tremendous opportunity to create even more value together. By building on the best of both companies, we can provide the optimal mix of client offerings with a comprehensive portfolio of advisory services, solutions and technology.

In addition, the share exchange ratio for the MOE, which was calculated based on the relative stock prices of Towers Watson and Willis over a sixty day period and adjusted for the special dividend to Towers Watson stockholders, was more favorable to Towers Watson than if computed on any other sixty day period prior to June 5, 2015, the day it was calculated.

The Board is focused on pursuing the course of action that will best drive stockholder value and believes that the Willis merger represents a unique opportunity to do so. We are confident this transaction is the best way to maximize value for our stockholders today and in the long term.

VOTE “FOR” THE CREATION OF WILLIS TOWERS WATSON

Your vote is very important. To ensure your representation at the Towers Watson special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Instructions on how to vote your proxy card can also be found at http://willisandtowerswatson.mergerannouncement.com.

PLEASE VOTE THE ENCLOSED PROXY CARD TODAY!

Please vote promptly whether or not you expect to attend the Towers Watson special meeting. Submitting a proxy now will not prevent you from voting in person at the Towers Watson special meeting. You are also encouraged to carefully read the joint proxy statement/prospectus – dated October 13, 2015 – which provides detailed information about the proposed merger.

On behalf of the Towers Watson Board and management team, thank you for your continued support.

Sincerely,

John J. Haley Chairman and Chief Executive Officer Towers Watson & Co.	Linda D. Rabbitt Lead Independent Director Towers Watson & Co.

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Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Investor Relations, or by telephone at (212) 915-8084.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.